Hogan & Hartson
l.l.p
columbia square
555 thirteenth street, n.w.
washington, dc 20004-1109
tel (202) 637-5600
fax (202) 637-5910
WWW.HHLAW.COM
April 10, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	S1 Corporation
Preliminary Proxy Statement
File No. 000-24931
Ladies and Gentlemen:
     On behalf of S1 Corporation (the “Company”), transmitted herewith for filing with the Securities and Exchange Commission via EDGAR and pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended, is a preliminary proxy statement relating to the Company’s 2006 annual meeting of stockholders.
     Please call the undersigned (202-637-8575) or Amit Saluja (212-918-3566) should you have any questions concerning the enclosed preliminary proxy statement.

Sincerely,
/s/ Stuart G. Stein

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